UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION        SEC FILE NUMBER
                             WASHINGTON, D.C. 20549                 001-12289

                                   FORM 12B-25                    CUSIP NUMBER
                                                                    811904101
                           NOTIFICATION OF LATE FILING


(Check One):  |_| Form 10-K   |_| Form 20-F   |_| Form 11-K   |X| Form 10-Q
              |_| Form N-SAR  |_| Form N-CSR

For Period Ended:  September 30, 2005
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|_|   Transition Report on Form 10-K
|_|   Transition Report on Form 20-F
|_|   Transition Report on Form 11-K
|_|   Transition Report on Form 10-Q
|_|   Transition Report on Form N-SAR

For the Transition Period Ended: _________________________


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I -- REGISTRANT INFORMATION

SEACOR Holdings Inc.
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Full Name of Registrant


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Former Name if Applicable


11200 Richmond, Suite 400
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Address of Principal Executive Office (Street and Number)


Houston, Texas 77082
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City, State and Zip Code


PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

           The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

|X| The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

           The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed).

         SEACOR Holdings Inc. (the "Company") was unable to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2005 within the prescribed time period without unreasonable effort and expense due to damage caused by Hurricane Wilma. The Company's principal accounting functions are based in Ft. Lauderdale, Florida. From October 24, 2005 to November 1, 2005, due to the damage caused by Hurricane Wilma, its Ft. Lauderdale office was effectively closed, with no water, limited generator power, limited fuel and limited access by office personnel, delaying the Company's ability to compile the required information and complete the preparation of its Quarterly Report on Form 10-Q for the quarter ended September 30, 2005.


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Matthew Cenac                (954)                      627-6386
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     (Name)                     (Area Code)             (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                       |X| Yes   |_| No
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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                       |X| Yes   |_| No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

              On July 1, 2005, the Company completed the acquisition of Seabulk International, Inc. ("Seabulk") by means of a merger with a wholly owned subsidiary of the Company. Seabulk has operated as a wholly owned subsidiary of the Company since that merger. As a result, the consolidated results of operations of the Company contained in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2005 will include the results of Seabulk, including a new business segment to reflect the tanker business of Seabulk, which were not included in the Company's Form 10-Q for the quarter ended September 30, 2004. However, the filing of this Form 12b-25 is unrelated to this anticipated change.

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                              SEACOR Holdings Inc.
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                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  November 9, 2005            By /s/ Matthew Cenac
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                                     (Matthew Cenac, Chief Accounting Officer)